Aladdin Knowledge Systems
PRESS RELEASE

Press Contact: www.eAladdin.com Steven E. Kuehn Aladdin Knowledge Systems steven.kuehn@eAladdin.com 847.637.4033	Investor Relations Contact: Evan Smith CFA / Lee Roth KCSA Worldwide esmith@kcsa.com / lroth@kcsa.com 212.896.1251 / 212.896.1209

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Announces First Quarter Results

Reports Best Ever First Quarter Sales and Return to Profitability

NEW YORK and TEL AVIV, ISRAEL, May 1, 2003 - Aladdin Knowledge Systems (NASDAQ: ALDN) today announced financial results for the first quarter ended March 31, 2002.

Revenues for the first quarter were $13.17 million, a 5% increase over revenues of $12.54 million for the first quarter of 2002. The first quarter resulted in a net profit of $311,000, or $0.03 per basic and diluted share, compared with net loss of $(332,000), or $(0.03) per basic and diluted share for the first quarter of 2002.

Commenting on the results, Yanki Margalit, Chairman and Chief Executive Officer of Aladdin said, "In spite of continued softness in the world economy and less than expected growth in overall IT security sector spending, we continue to be very pleased with our performance, achieving our goals including growing revenues and a return to net profitability. While sales were down slightly as compared with the fourth quarter of 2002, this was expected, as the fourth quarter is historically Aladdin's strongest. We managed to increase sales over 5% compared with the first quarter of last year, and in fact, these revenues represent the best March quarter in the Company's history."

Highlights for Q1:

•	Aladdin-Achieved ISO 2000: 9001 Certification

•	eToken-Won SC Magazine Best Encryption Award for 2003; Achieved US FIPS Certification, Major contract with leading defense contractor; Significant increase in sales and market interest

•	Privilege-Introduced strategic revenue-enhancing licensing tools to lucrative game developers market

•	eSafe-Launched Version 3.5 with enhanced proactive anti-virus technologies and effective anti-spam tools

The Company will hold a teleconference today, May 1, 2003, at 9:00 a.m. EDT to discuss the quarter’s results. To participate in the call, please dial (800) 473-6123, in the U.S., or (973) 582-2706 internationally, approximately five minutes prior to the scheduled call start time. A replay of the call can also be accessed via telephone from 11:00 a.m. EDT on May 1, 2003 through 11:59 p.m. on May 3, 2003 by calling (877) 519-4471 in the Unites States, or (973) 341-3080 internationally, and entering the following access code: 3908955.

Aladdin Knowledge Systems

Aladdin (Nasdaq: ALDN) is a leader in digital security, providing solutions for software commerce and Internet security since 1985. Aladdin serves over 30,000 customers worldwide. Aladdin’s products include: the USB-based eToken device for user authentication and e-commerce security; the eSafe line of content security solutions that protect PCs and networks against malicious, inappropriate and nonproductive Internet-borne content; HASP and Hardlock, hardware-based software security systems that protect the revenues of developers; and Privilege, a software licensing and distribution platform. Please visit Aladdin’s Web site at www.eAladdin.com.

(Tables to Follow)

Safe Harbor Statement
Except for the statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the loss of market share, changes in consumer buying habits and other factors over which Aladdin Knowledge Systems Ltd. has little or no control.

Aladdin Knowledge Systems Ltd.
Summary of Unaudited Results
Consolidated Statement of Income
(U.S. dollars, in thousands – except for per-share amount)

	Three Months Ended
	March 31
	2003	2002
Sales	13,172	12,542
Cost of sales	2,535	2,509
Gross profit	10,637	10,033

Research & development	3,080	3,341
Selling & marketing	5,551	5,272
General & administrative	1,739	1,251
Total operating expenses	10,370	9,864

Operating income	267	169
Financial (expenses) income, net	48	(39)
Other income	3	-

Income before taxes	318	130

Taxes on income	(93)	117

Income after taxes	411	13
Equity in loss of affiliate	100	345
Net income (loss)	311	(332)

Basic earning (loss) per share	0.03	(0.03)
Diluted earnings (losses) per share	0.03	(0.03)

Weighted average number of
shares outstanding for Basic EPS	11,253	11,253

Weighted average number of
shares outstanding for Diluted EPS	11,567	11,253

Aladdin Knowledge Systems Ltd.
Balance Sheets
(U.S. dollars, in thousands)

	March 31,	March 31,
	2003	2002

Assets
Current assets:
Cash & cash equivalents	13,441	14,235
Marketable securities	1,070	860
Trade receivable, net of allowance for
doubtful accounts	8,470	8,093
Other accounts receivable	2,958	2,646
Inventories	5,803	6,269
	31,692	32,103

Fixed assets, net	3,116	3,478

Other long term assets, net	13,396	12,957
	48,254	48,538

Current liabilities	8,497	9,439

Accrued severance pay	2,785	2,772

Shareholders' Equity	36,972	36,327

	48,254	48,538